

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via E-mail
Mr. Gregory P. Taxin
Managing Director
Clinton Group, Inc.
601 Lexington Avenue, 51st Floor
New York, New York 10022

> **Re: Stillwater Mining Company**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed on April 9, 2013 by Clinton Relational Opportunity Master Fund, L.P.,**
> **Clinton Group, Inc., George E. Hall et al.**
> **File No. 001-13053**

Dear Mr. Taxin:

We have reviewed your response to our letter dated April 9, 2013 and have the following comments.

General

1. We note your response to our prior comment 1 and reissue the comment. The staff views materials presented to ISS as materials given to security holders, given the role of ISS in the solicitation process. Please confirm that you will file with the Commission on the date of first use any future written communications that may be reasonably viewed as soliciting material, including materials submitted to ISS.

2. We note your response to prior comment 2 and reissue the comment. Please promptly file the version of the materials submitted to ISS on April 5, 2013.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        David E. Rosewater, Esq.
        Schulte Roth & Zabel LLP